UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PostRock Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

737525105

(CUSIP Number)

August 8, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737525105	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Constellation Energy Commodities Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,673,822 shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,673,822 shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,673,822 shares(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.56%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13G consist of 1,000,000 shares of Common Stock and 673,822 shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis.

(2)

The calculations in this Schedule 13G are based on the Issuer’s disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 that 9,431,168 shares of Common Stock were outstanding.

CUSIP No. 737525105	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Constellation Power Source Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Constellation Energy Commodities Group, Inc. (“CECG”) is wholly owned by Constellation Power Source Holdings, Inc. (“CPSH”). Therefore, CPSH may be deemed to be the beneficial owner of the aggregate 1,673,822 Common Shares and warrants to purchase Common Shares of the Issuer owned by CECG. Thus, CPSH is filing this Schedule 13G jointly with CECG.

CUSIP No. 737525105	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Constellation Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

CECG is indirectly owned by Constellation Holdings, Inc. (“CHI”). Therefore, CHI may be deemed to be the beneficial owner of the aggregate 1,673,822 Common Shares and warrants to purchase Common Shares of the Issuer owned by CECG. Thus, CHI is filing this Schedule 13G jointly with CECG.

CUSIP No. 737525105	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Constellation Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

CECG is indirectly owned by Constellation Enterprises, Inc. (“CEI”). Therefore, CEI may be deemed to be the beneficial owner of the aggregate 1,673,822 Common Shares and warrants to purchase Common Shares of the Issuer owned by CECG. Thus, CEI is filing this Schedule 13G jointly with CECG.

CUSIP No. 737525105	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Constellation Energy Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

CECG is indirectly owned by Constellation Energy Group, Inc. (“CEG”). Therefore, CEG may be deemed to be the beneficial owner of the aggregate 1,673,822 Common Shares and warrants to purchase Common Shares of the Issuer owned by CECG. Thus, CEG is filing this Schedule 13G jointly with CECG.

Item 1	(a)	Name of Issuer:

PostRock Energy Corporation, a Delaware corporation (the “Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

210 Park Avenue Oklahoma City, OK 73102

Item 2	(a)	Name of Person Filing:

This Schedule 13G is jointly filed by: (i) Constellation Energy Commodities Group, Inc. (“CECG”); (ii) Constellation Power Source Holdings, Inc. (“CPSH”); (iii) Constellation Holdings, Inc. (“CHI”); (iv) Constellation Enterprises, Inc. (“CEI”); and (v) Constellation Energy Group, Inc. (“CEG”) (each, a “Reporting Person”), with respect to shares of common stock, $0.01 par value (“Shares”) of the Issuer and warrants to purchase Shares of the Issuer beneficially owned by CECG. CECG is wholly owned by CPSH and indirectly owned by CHI, CEI and CEG. Therefore, CPSH, CHI, CEI and CEG may be deemed to be beneficial owners of the Shares and warrants to purchase Shares of the Issuer owned by CECG.

Item 2	(b)	Address or Principal Business Office or, if None, Residence:

The address of each of the Reporting Persons is: 100 Constellation Way Baltimore, MD 21202

Item 2	(c)	Citizenship:

CECG is a Delaware corporation. Each of CPSH, CHI, CEI and CEG is a Maryland corporation

Item 2	(d)	Title of Class of Securities:

PostRock Energy Corporation common stock, $0.01 par value per share.

Item 2	(e)	CUSIP No.:

737525105

Item 3

Not applicable

Item 4	Ownership:

(a) Amount Beneficially Owned:

1,673,822 shares

(b) Percent of Class:

16.56%

(c) Number of Shares as to which CECG has:

(i) Sole power to vote or to direct the vote:

1,673,822 shares

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

1,673,822 shares

(iv) Shared power to dispose or to direct the disposition of:

0

The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13G consist of 1,000,000 shares of Common Stock and 673,822 shares of Common Stock issuable upon the exercise of warrants held by CECG and reflected on an as exercised basis.

The calculations in this Schedule 13G are based on the Issuer’s disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, that 9,431,168 shares of Common Stock were outstanding.

CECG is wholly owned by CPSH and indirectly owned by CHI, CEI and CEG. Therefore, CPSH, CHI, CEI and CEG may be deemed to be beneficial owners of the Shares and warrants to purchase Shares of the Issuer owned by CECG.

Item 5	Ownership of 5 Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

99.1 Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2011

Constellation Energy Commodities Group, Inc.

By:	/s/ Randall D. Osteen
Name:	Randall D. Osteen
Title:	Assistant Secretary

Constellation Energy Power Source Holdings, Inc.

By:	/s/ Sean J. Klein
Name:	Sean J. Klein
Title:	Secretary

Constellation Holdings, Inc.

By:	/s/ Sean J. Klein
Name:	Sean J. Klein
Title:	Secretary

Constellation Enterprises, Inc.

By:	/s/ Sean J. Klein
Name:	Sean J. Klein
Title:	Assistant Secretary

Constellation Energy Group, Inc.

By:	/s/ Sean J. Klein
Name:	Sean J. Klein
Title:	Assistant Secretary